================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ________________________

                                    FORM 11-K
                            ________________________


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



          [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the fiscal year ended December 31, 1998


          [_] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

               For the transition period from ______ to ______

                          Commission file number 1-9853


                       EMC Corporation 401(k) Savings Plan
                            (Full title of the Plan)

                                 EMC Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                35 Parkwood Drive, Hopkinton, Massachusetts 01748
                     (address of principal executive office)

================================================================================

           Financial Statements of EMC Corporation 401(k) Savings Plan

     The following audited financial statements with independent auditors' report thereon are enclosed with this report:

     1. Statement of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997.

     2. Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1998 and 1997.

Exhibit

          23.1 Consent of Independent Auditors.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                  EMC Corporation 401(k) Savings Plan


Date: August 23, 1999
                                  By: /s/ William J. Teuber, Jr.
                                      --------------------------
                                      William J. Teuber, Jr.
                                      Vice President and Chief Financial Officer

                       EMC CORPORATION 401(K) SAVINGS PLAN

                Financial Statements and Supplemental Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                               TABLE OF CONTENTS

Independent Auditors' Report ......................................................   1

Statement of Net Assets Available for Plan Benefits, December 31, 1998 and 1997 ...   2-4

Statement of Changes in Net Assets Available for Plan Benefits,
     for the years ended  December 31, 1998 and 1997 ..............................   5-7

Notes to Financial Statements......................................................   8-14

Supplemental Schedules:

     Line 27a, Schedule of Assets Held for Investment Purposes,
          December 31, 1998 and 1997...............................................  15-16

     Line 27d, Schedule of Reportable Transactions,
          December 31, 1998 and 1997...............................................  17-18


               [LETTERHEAD OF RATTET & COHEN, P.C. APPEARS HERE]

                         Independent Auditors' Report
                         ----------------------------

To the Trustees of
EMC Corporation 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of EMC Corporation 401(k) Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of EMC Corporation 401(k) Savings Plan as of December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Rattet & Cohen, P.C.                              /s/ Rattet & Cohen P.C.
Certified Public Accountants

July 26, 1999

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              DECEMBER 31, 1998

                                                                                                       Fidelity
                                                                                         Fidelity     Retirement     Fidelity
                                                   Stable      Fidelity     Fidelity      Equity        Money       Retirement
                                                    Value      Magellan      Puritan      Income        Market        Growth
                                                    Fund*        Fund         Fund         Fund          Fund          Fund
                                                   ------      -------      --------     --------     ----------    ----------
ASSETS
     Investments:
          Investment in common collective trust   10,530,937            0            0            0           0             0
          Mutual funds, at fair value                      0   64,889,425   22,976,627   27,911,933   7,182,063    17,867,953
          EMC Corporation Stock, at fair value             0            0            0            0           0             0
          Participant notes receivable                     0            0            0            0           0             0

     Receivables:
          Employer's match contributions                   0            0            0            0           0             0
          Participant's contributions                      0            0            0            0           0             0
                                                  ----------   ----------   ----------   ----------   ---------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                 10,530,937   64,889,425   22,976,627   27,911,933   7,182,063    17,867,953
                                                  ==========   ==========   ==========   ==========   =========    ==========

                                                                                         American      American         Pimco
                                                             Fidelity                      Funds         Funds           Total
                                                              Equity        Brandywine   Washington    Europacific      Return
                                                             Income II        Growth       Mutual        Growth          Adm
                                                               Fund            Fund        Fund          Fund            Fund
                                                             ---------      ----------   ----------    -----------  ------------
ASSETS
     Investments:
          Investment in common collective trust                       0               0           0             0           0
          Mutual funds, at fair value                        26,502,922       1,068,416   2,000,267       854,220   1,028,949
          EMC Corporation Stock, at fair value                        0               0           0             0           0
          Participant notes receivable                                0               0           0             0           0

     Receivables:
          Employer's match contributions                              0               0           0             0           0
          Participant's contributions                                 0               0           0             0           0
                                                             ----------       ---------   ---------       -------   ---------

NET ASSETS AVAILABLE FOR BENEFITS                            26,502,922       1,068,416   2,000,267       854,220   1,028,949
                                                             ==========       =========   =========       =======   =========

  * Consists of the Managed Income Portfolio Fund, part of the Fidelity Group Trust.


   The accompanying notes are an integral part of these financial statements

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1998
                                  (continued)

                                                  Franklin                      Vanguard
                                                  Small Cap      Templeton         U.S.                   Strategy Funds
                                                                                               ------------------------------------
                                                   Growth        Foreign A       Growth        Conservative   Moderate   Aggressive
                                                    Fund           Fund           Fund             Fund         Fund        Fund
                                                  ---------      ---------      --------       ------------   --------   ----------
ASSETS

  Investments:
     Investment in common collective trust                0              0             0                  0          0            0
     Mutual funds, at fair value                  2,510,045        532,404     6,639,457            485,136    978,175    2,317,380
     EMC Corporation Stock, at fair value                 0              0             0                  0          0            0
     Participant notes receivable                         0              0             0                  0          0            0

  Receivables:
     Employer's match contributions                       0              0             0                  0          0            0
     Participant's contributions                          0              0             0                  0          0            0
                                                  ---------      ---------     ---------            -------    -------    ---------

NET ASSETS AVAILABLE FOR BENEFITS                 2,510,045        532,404     6,639,457            485,136    978,175    2,317,380
                                                  =========      =========     =========            =======    =======    =========

                                                   Spartan           EMC
                                                     U.S.        Corporation    Participant                           Total
                                                 Equity Index       Stock          Notes                               All
                                                     Fund            Fund          Fund             Other             Funds
                                                 ------------    -----------    -----------    --------------     ------------
ASSETS

  Investments:
     Investment in common collective trust                  0              0              0                 0       10,530,937
     Mutual funds, at fair value                    4,527,546              0              0                 0      190,272,918
     EMC Corporation Stock, at fair value                   0      1,266,735              0                 0        1,266,735
     Participant notes receivable                           0              0      4,539,226                 0        4,539,226

  Receivables:
     Employer's match contributions                         0              0              0         2,110,964        2,110,964
     Participant's contributions                            0              0              0           682,033          682,033
                                                 ------------    -----------    -----------    --------------      -----------

NET ASSETS AVAILABLE FOR BENEFITS                   4,527,546      1,266,735      4,539,226         2,792,997      209,402,813
                                                 ============    ===========    ===========    ==============      ===========

   The accompanying notes are an integral part of these financial statements

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1997


                                                                                                                         Fidelity
                                                                                                        Fidelity        Retirement
                                                      Stable         Fidelity         Fidelity           Equity           Money
                                                      Value          Magellan         Puritan            Income          Market
                                                      Fund*           Fund             Fund               Fund            Fund
                                                     --------       ----------       ----------        ----------      ------------
ASSETS -
  Investments:
    Investment in common collective trust           8,737,070                0                0                 0                 0
    Mutual funds, at fair value                             0       43,342,966       17,996,065        24,527,485         5,933,100
    Participant notes receivable                            0                0                0                 0                 0

  Receivables:
    Employer's match contributions                          0                0                0                 0                 0
    Miscellaneous                                           0                0                0                 0                 0
                                                    ---------       ----------       ----------        ----------         ---------

NET ASSETS AVAILABLE FOR BENEFITS                   8,737,070       43,342,966       17,996,065        24,527,485         5,933,100
                                                    =========       ==========       ==========        ==========         =========

                                                                                                      American
                                                    Fidelity         Fidelity                          Funds
                                                   Retirement         Equity        Brandywine       Washington      Participant
                                                    Growth           Income II       Growth            Mutual           Notes
                                                     Fund              Fund           Fund              Fund             Fund
                                                  ------------      -----------    ------------     ------------     -------------
ASSETS -
  Investments:
    Investment in common collective trust                    0                0               0                0                 0
    Mutual funds, at fair value                     11,467,279       19,952,003             324              346                 0
    Participant notes receivable                             0                0               0                0         3,230,904

  Receivables:
    Employer's match contributions                           0                0               0                0                 0
    Miscellaneous                                            0                0               0                0                 0
                                                    ----------       ----------      ----------       ----------         ---------

NET ASSETS AVAILABLE FOR BENEFITS                   11,467,279       19,952,003             324              346         3,230,904
                                                    ==========       ==========      ==========       ==========         =========

                                                                          Total
                                                                           All
                                                       Other              Funds
                                                    ---------        -----------
ASSETS -
  Investments:
    Investment in common collective trust                   0          8,737,070
    Mutual funds, at fair value                             0        123,219,568
    Participant notes receivable                            0          3,230,904

  Receivables:
    Employer's match contributions                  1,536,979          1,536,979
    Miscellaneous                                       1,085              1,085
                                                    ---------         ----------


NET ASSETS AVAILABLE FOR BENEFITS                   1,538,064        136,725,606
                                                    =========        ===========


* Consists of the Managed Income Portfolio Fund, part of the Fidelity Group
Trust.


  The accompanying notes are an integral part of these financial statements.

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                                                        Fidelity
                                                                                                          Fidelity     Retirement
                                                                     Stable      Fidelity     Fidelity     Equity        Money
                                                                     Value       Magellan      Puritan     Income        Market
                                                                     Fund*         Fund         Fund        Fund          Fund
                                                                    --------    ----------   ----------  ----------   ------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair value of investments          0    12,634,647      867,663   1,533,190              0
     Interest and divided income                                     527,931     2,901,804    2,286,817   1,572,585        336,828
                                                                  ----------    ----------   ----------  ----------      ---------
                                                                     527,931    15,536,451    3,154,480   3,105,775        336,828
                                                                  ----------    ----------   ----------  ----------      ---------
   Contributions:
     Employer's match contributions                                  366,450     1,672,418      754,219     944,348        313,026
     Participants' contributions                                   1,243,248     6,415,496    2,888,571   3,705,435      1,027,069
     Participants' rollovers                                         357,192     2,841,598      794,749     926,525        551,944
                                                                  ----------    ----------   ----------  ----------      ---------
                                                                   1,966,890    10,929,512    4,437,539   5,576,308      1,892,039
                                                                  ----------    ----------   ----------  ----------      ---------

     Total additions                                               2,494,821    26,465,963    7,592,019   8,682,083      2,228,867

Deductions from net assets attributed to:

   Benefit payments to participants                                  255,393     2,262,709      641,586   1,309,299        683,366
                                                                  ----------    ----------   ----------  ----------      ---------

Increase prior to interfund transfers                              2,239,428    24,203,254    6,950,433   7,372,784      1,545,501

Interfund transfers                                                 (445,561)   (2,656,795)  (1,969,871) (3,988,336)      (296,538)
                                                                  ----------    ----------   ----------  ----------      ---------

   Net increase                                                    1,793,867    21,546,459    4,980,562   3,384,448      1,248,963

Net assets available for benefits:

   Beginning of year                                               8,737,070    43,342,966   17,996,065  24,527,485      5,933,100
                                                                  ----------    ----------   ----------  ----------      ---------

   End of year                                                    10,530,937    64,889,425   22,976,627  27,911,933      7,182,063
                                                                  ==========    ==========   ==========  ==========      =========

                                                                                                                 American
                                                                      Fidelity       Fidelity                      Funds
                                                                     Retirement       Equity      Brandywine     Washington
                                                                      Growth        Income II      Growth          Mutual
                                                                       Fund           Fund          Fund            Fund
                                                                    ------------   -----------   ------------   ------------
Additions to net assets attributed to:
   Investment income:
     Net appreciation (depreciation) in fair value of investments      2,528,406     2,347,437         (8,431)        38,727
     Interest and divided income                                       1,783,051     2,391,715         10,697        185,333
                                                                      ----------    ----------      ---------      ---------
                                                                       4,311,457     4,739,152          2,266        224,060
                                                                      ----------    ----------      ---------      ---------
   Contributions:
     Employer's match contributions                                      677,833       900,790         45,554         56,991
     Participants' contributions                                       2,535,294     3,497,924        245,385        301,832
     Participants' rollovers                                             692,166     1,054,334        155,598        347,454
                                                                      ----------    ----------      ---------      ---------
                                                                       3,905,293     5,453,048        446,537        706,277
                                                                      ----------    ----------      ---------      ---------

     Total additions                                                   8,216,750    10,192,200        448,803        930,337

Deductions from net assets attributed to:

   Benefit payments to participants                                      819,559     1,107,446         17,606          2,507
                                                                      ----------    ----------      ---------      ---------

Increase prior to interfund transfers                                  7,397,191     9,084,754        431,197        927,830

Interfund transfers                                                     (996,517)   (2,533,835)       636,895      1,072,091
                                                                      ----------    ----------      ---------      ---------

   Net increase                                                        6,400,674     6,550,919      1,068,092      1,999,921

Net assets available for benefits:

   Beginning of year                                                  11,467,279    19,952,003            324            346
                                                                      ----------    ----------      ---------      ---------

   End of year                                                        17,867,953    26,502,922      1,068,416      2,000,267
                                                                      ==========    ==========      =========      =========

                                                                      American           Pimco
                                                                        Funds            Total
                                                                      Europacific       Return
                                                                        Growth           Adm
                                                                         Fund            Fund
                                                                     -------------     ---------
Additions to net assets attributed to :
   Investment income:
     Net appreciation (depreciation) in fair value of investments           14,480       (27,675)
     Interest and divided income                                            37,663        71,256
                                                                           -------     ---------
                                                                            52,143        43,581
                                                                           -------     ---------
   Contributions:
     Employer's match contributions                                         22,375        17,919
     Participants' contributions                                           115,530        99,353
     Participants' rollovers                                               257,018       242,294
                                                                           -------     ---------
                                                                           394,923       359,566
                                                                           -------     ---------

     Total additions                                                       447,066       403,147

Deductions form net assets attributed to:

   Benefit payments to participants                                          3,535             3
                                                                           -------     ---------

Increase prior to interfund transfers                                      443,531       403,144

Interfund transfers                                                        410,689       625,805
                                                                           -------     ---------

   Net increase                                                            854,220     1,028,949

Net assets available for benefits:

   Beginning of year                                                             0             0
                                                                           -------     ---------

   End of year                                                             854,220     1,028,949
                                                                           =======     =========


* Consists of the Managed Income Portfolio Fund, part of the Fidelity Group
  Trust.


   The accompanying notes are an integral part of these financial statements

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1998
                                  (Continued)

                                                 Franklin                    Vanguard              Strategy Funds
                                                Small Cap     Templeton        U.S.     ------------------------------------
                                                 Growth       Foreign A       Growth    Conservative   Moderate   Aggressive
                                                  Fund          Fund           Fund         Fund         Fund         Fund
                                               ----------     ---------      --------   ------------   -------    ----------
Additions to net assets attributed to:

  Investment income:
     Net appreciation (depreciation) in fair
     value of investments                         (54,243)      (83,988)      505,541        17,557      68,120      254,309
     Interest and dividend income                  32,771        48,576       386,179             0           0            0
                                               ----------     ---------       -------   -----------    --------   ----------
                                                  (21,472)      (35,412)      891,720        17,557      68,120      254,309
                                               ----------     ---------       -------   -----------    --------   ----------
  Contributions:
     Employer's match contributions                71,411        19,105       112,812         4,566      25,663       90,050
     Participants' contributions                  404,702       100,416       663,974        27,029     169,554      505,373
     Participants' rollovers                      477,962       115,171       961,824       207,059     545,564      920,779
                                               ----------       -------     ---------   -----------    --------   ----------
                                                  954,075       234,692     1,738,610       238,654     740,781    1,516,202
                                               ----------       -------     ---------   -----------    --------   ----------

     Total additions                              932,603       199,280     2,630,330       256,211     808,901    1,770,511

Deductions from net assets attributed to:

  Benefit payments to participants                  6,700         3,999        16,648           243         168       15,537
                                               ----------       -------     ---------   -----------    --------   ----------

Increase prior to interfund transfers             925,903       195,281     2,613,682       255,968     808,733    1,754,974

Interfund transfers                             1,584,142       337,123     4,025,775       229,168     169,442      562,406
                                               ----------       -------     ---------   -----------    --------   ----------

  Net increase                                  2,510,045       532,404     6,639,457       485,136     978,175    2,317,380

Net assets available for benefits:

  Beginning of Year                                     0             0             0             0           0            0
                                               ----------       -------     ---------   -----------    --------   ----------
  End of year                                   2,510,045       532,404     6,639,457       485,136     978,175    2,317,380
                                                =========       =======     =========   ===========    ========   ==========

                                                    Spartan            EMC
                                                     U.S.          Corporation     Participant                     Total
                                                  Equity Index        Stock           Notes                         All
                                                     Fund             Fund            Fund          Other          Funds
                                                  ------------     -----------     -----------    ---------     -----------
Additions to net assets attributed to:

  Investment Income:
     Net appreciation (depreciation) in fair
     value of investments                              518,278         378,498               0            0      21,532,516
     Interest and dividend income                       42,485               0         354,626       (1,085)     12,969,232
                                                  ------------     -----------     -----------    ---------     -----------
                                                       560,763         378,498         354,626       (1,085)     34,501,748
                                                  ------------     -----------     -----------    ---------     -----------
  Contributions:
     Employer's match contributions                   108,352          128,381               0      573,985       6,906,248
     Participants' contributions                      582,610          574,714               0      682,033      25,785,542
     Participants' rollovers                        1,377,063          151,961               0            0      12,978,255
                                                  -----------      -----------     -----------    ---------     -----------
                                                    2,068,025          855,056               0    1,256,018      45,670,045
                                                  -----------      -----------     -----------    ---------     -----------

     Total additions                                2,628,788        1,233,554         354,626    1,254,933      80,171,793

Deductions from net assets attributed to:

  Benefit payments to participants                     14,263            6,426         327,593            0       7,494,586
                                                  -----------      -----------     -----------    ---------     -----------

Increase prior to interfund transfers               2,614,525        1,227,128          27,033    1,254,933      72,677,207

Interfund transfers                                 1,913,021           39,607       1,281,289            0               0
                                                  -----------      -----------     -----------    ---------     -----------

  Net Increase                                      4,527,546        1,266,735       1,308,322    1,254,933      72,677,207

Net assets available for benefits:

  Beginning of Year                                         0                0       3,230,904    1,538,064     136,725,606
                                                  -----------      -----------     -----------    ---------     -----------

End of year                                         4,527,546        1,266,735       4,539,226    2,792,997     209,402,813
                                                  ===========        =========     ===========    =========     ===========

   The accompanying notes are an integral part of these financial statements

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                            Fidelity
                                                                                              Fidelity    Retirement     Fidelity
                                                      Stable       Fidelity      Fidelity      Equity       Money       Retirement
                                                      Value       Magellan       Puritan      Income        Market        Growth
                                                      Fund*        Fund           Fund         Fund          Fund         Fund
                                                     --------     ---------      --------     --------    ----------    ----------
Additions to net assets attributed to:

  Investment income:
     Net appreciation (depreciation) in fair value            0    5,605,587     1,576,067    3,656,562           0     (440,510)
     of investments
     Interest and dividend income                       483,668    2,677,351     1,374,452    1,253,434     293,728    1,982,644
                                                        -------   ----------    ----------   ----------   ---------    ---------
                                                        483,668    8,282,938     2,950,519    4,909,996     293,728    1,542,134
                                                        -------   ----------    ----------   ----------   ---------    ---------
  Contributions:
     Employer's match contributions                     338,458    1,414,917       630,608      737,251     281,251      533,885
     Participants' contributions                      1,072,907    5,110,925     2,377,235    2,811,341     927,926    2,049,261
     Participants' rollovers                            297,605    1,631,663     1,031,970    1,156,148     435,449      637,824
                                                      ---------   ----------    ----------   ----------   ---------    ---------
                                                      1,708,970    8,157,505     4,039,813    4,704,740   1,644,626    3,220,970
                                                      ---------   ----------    ----------   ----------   ---------    ---------

     Total additions                                  2,192,638   16,440,443     6,990,332    9,614,736   1,938,354    4,763,104

Deductions from net assets attributed to:

   Benefit payments to participants                     339,039    1,666,547       613,858      637,098     484,049      544,320
                                                      ---------   ----------    ----------   ----------   ---------    ---------

Increase prior to interfund transfers                 1,853,599   14,773,896     6,376,474    8,977,638   1,454,305    4,218,784


Interfund transfers                                    (740,712)  (1,372,418)     (192,040)   2,664,547    (272,931)    (802,069)
                                                      ---------   ----------    ----------   ----------   ---------    ---------

   Net increse                                        1,112,887   13,401,478     6,184,434   11,642,185   1,181,374    3,416,715

Net assets available for benefits:

   Beginning of year                                  7,624,183   29,941,488    11,811,631   12,885,300   4,751,726    8,050,564
                                                      ---------   ----------    ----------   ----------   ---------    ---------

   End of year                                        8,737,070   43,342,966    17,996,065   24,527,485   5,933,100   11,467,279
                                                      =========   ==========    ==========   ==========   =========   ==========
                                                                                  American
                                                      Fidelity                      Funds
                                                       Equity      Brandywine     Washington    Participant            Total
                                                     Income II      Growth          Mutual         Notes                All
                                                       Fund          Fund           Fund           Fund       Other     Funds
                                                     ---------     ----------     ----------    -----------   ------   ----------
Additions to net assets attributed to:

  Investment income:
     Net appreciation (depreciation) in fair value  1,742,184          (14)           (7)                0           0   12,139,869
     of investments                                 1,975,847            0            15           220,928       1,085   10,263,152
     Interest and dividend income                  ----------          ---            --         ---------   ---------  -----------
                                                    3,718,031          (14)            8           220,928       1,085   22,403,021
                                                   ----------          ---            --         ---------   ---------  -----------

  Contributions:
     Employer's match contributions                   721,767            0             0                 0     336,371    4,994,508
     Participants' contributions                    2,819,710          338           338                 0     (39,400)  17,130,581
     Participants' rollovers                        1,349,646            0             0                 0           0    6,540,305
                                                   ----------          ---           ---         ---------   ---------  -----------
                                                    4,891,123          338           338                 0     296,971   28,665,394
                                                   ----------          ---           ---         ---------   ---------  -----------

     Total additions                                8,609,154          324           346           220,928     298,056   51,068,415

Deductions from net assets attributed to:

   Benefit payments to participants                   631,725            0             0            53,456           0    4,970,092
                                                   ----------          ---           ---         ---------   ---------  -----------

Increase prior to interfund transfers               7,977,429          324           346           167,472     298,056   46,098,323


Interfund transfers                                  (229,833)           0             0           945,456           0            0
                                                   ----------          ---           ---         ---------   ---------  -----------

   Net increse                                      7,747,596          324           346         1,112,928     298,056   46,098,323

Net assets available for benefits:

   Beginning of year                               12,204,407            0             0         2,117,976   1,240,008   90,627,283
                                                   ----------          ---           ---         ---------   ---------  -----------

   End of year                                     19,952,003          324           346         3,230,904   1,538,064  136,725,606
                                                   ==========          ===           ===         =========   =========  ===========


* Consists of the Managed Income Portfolio Fund, part of the Fidelity Group
  Trust.

  The accompanying notes are an integral part of these financial statements.

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------

The following description of EMC Corporation 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the "Company") who meet the length of service requirements. Plan assets acquired under this Plan as a result of employee contributions, discretionary Company matching and profit sharing contributions, investment income, and other additions to the Plan will be administered for the exclusive benefit of the participants and their beneficiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

Participants may elect to contribute an amount not to exceed, in the aggregate, between 1% and 15% of their compensation on a pretax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. In any Plan year the Company may contribute to participants' accounts a quarterly matching contribution equal to a percentage of the participant's compensation contributed to the Plan as determined by the Company's Board of Directors up to a maximum quarterly matching contribution of $500. In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made upon a vote of the Board of Directors. To be eligible for an allocation of Company quarterly matching contributions, a participant must be employed by the Company on the last day of the calendar quarter. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Contributions are subject to certain limitations under the Internal Revenue Code.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution, allocations of the Company's discretionary matching and profit sharing contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION OF THE PLAN (continued)
--------------------------------------------

Vesting and Forfeitures
-----------------------

Participants are immediately 100% vested in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

               Years of Service                   Vested Percentage
               ----------------                   -----------------

               Less than 1 year                             0%
               1 year but less than 2                      25%
               2 years but less than 3                     50%
               3 years but less than 4                     75%
               4 years or more                            100%

Participants' interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of their account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses.

Investment Options
------------------

Participants elect to invest the contributions to their accounts in five percent increments in the following options:

Fidelity Managed Income Portfolio Fund            Pimco Total Return Adm Fund
     (Stable Value Fund)                          Franklin Small Cap Growth Fund
Fidelity Magellan Fund                            Templeton Foreign A Fund
Fidelity Puritan Fund                             Vanguard U.S. Growth Fund
Fidelity Equity Income Fund                       Conservative Strategy Fund
Fidelity Retirement Money Market Fund             Moderate Strategy Fund
Fidelity Retirement Growth Fund                   Aggressive Strategy Fund
Fidelity Equity Income II Fund                    Spartan U.S. Equity Index Fund
Brandywine Growth Fund                            EMC Corporation Stock Fund
American Funds: Washington Mutual Fund
American Funds: Europacific Growth Fund

Participants may change their investment options as determined by the rules applicable to each investment.

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 1 - DESCRIPTION OF THE PLAN (continued)
--------------------------------------------

Payment of Benefits
-------------------

Benefits are payable upon normal retirement age (65), death, separation from service or proven hardship. Participants who were a Plan member as of December 31, 1988 may elect to receive the value of their vested interest in his or her account in the form of an installment or in a lump-sum distribution. Plan members after such date will receive their vested interest in his or her account in a lump-sum distribution. In any event, payment of benefits must commence when the participant reaches age 70 1/2 or, if later, following the year they terminate employment. However, a 5% owner of the Company will be required to begin receiving minimum distributions from their account by the April 1 following attainment of age 70 1/2 regardless of whether they have terminated employment at that time. The Plan agreement contains a more complete description of these provisions and should be referred to by participants.

Participant Notes Receivable
----------------------------

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant's vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Interest rates ranged from 8.75% - 10.0% for 1998. Principal and interest are paid ratably through payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
---------------------------------------------------------------

Investment Valuation and Income Recognition
-------------------------------------------

Investments in shares of Fidelity Mutual Funds, Brandywine Mutual Funds, American Funds, Pimco Total Return Adm Fund, Franklin Small Cap Growth Fund, Templeton Foreign A Fund, Vanguard U.S. Growth Fund, Conservative Fund, Moderate Fund, Aggressive Fund, Spartan U.S. Equity Index Fund and EMC Corporate Stock Fund are valued at the quoted market value on the last business day of the Plan year. Investment in a common collective trust consisting of an interest in the Fidelity Managed Income Portfolio Fund is valued at fair value. Participant notes receivable are valued at cost, which approximates fair value.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses of the Plan
--------------------

Administrative expenses, including legal and participant accounting, and other costs of administering the Plan, and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.

Termination of the Plan
-----------------------

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan. The Administrator, upon termination, shall cause the assets of the Plan to be allocated for the purposes set forth and in the order of priorities established by ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits
-------------------

Benefits are recorded when paid.

NOTE 3 - TAX STATUS OF THE PLAN
-------------------------------

The Internal Revenue Service has determined and informed the Company by a letter dated November 18, 1998 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 4 - INVESTMENTS
--------------------

The Plan's investments are administered by Fidelity Investments, the investment manager of the Plan. The following presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets, are separately indentified:

                                                                Number of                 Fair Value
                                                                 Shares                December 31, 1998
                                                                 ------                -----------------
Investment at Fair Value:
   Fidelity Managed Income Portfolio Fund                                                     10,530,937
                                                                                              ----------
Investments at Fair Value as Determined
   By Quoted Market Price:
   Fidelity Mutual Funds:
      Magellan Fund                                               537,075                     64,889,425
      Puritan Fund                                              1,144,824                     22,976,627
      Equity Income Fund                                          502,465                     27,911,933
      Retirement Money Market Fund                              7,182,063                      7,182,063
      Retirement Growth Fund                                      871,182                     17,867,953
      Equity Income II Fund                                       883,136                     26,502,922
   Brandywine Growth Fund                                          35,284                      1,068,416
   American Funds:
      Washington Mutual Fund                                       60,779                      2,000,267
      Europacific Growth Fund                                      30,078                        854,220
   Pimco Total Return Adm Fund                                     97,623                      1,028,949
   Franklin Small Cap Growth Fund                                 111,211                      2,510,045
   Templeton Foreign A Fund                                        63,456                        532,404
   Vanguard U.S. Growth Fund                                      177,099                      6,639,457
   Conservative Fund                                               43,393                        485,136
   Moderate Fund                                                   84,252                        978,175
   Aggressive Fund                                                193,923                      2,317,380
   Spartan U.S. Equity Index Fund                                 102,992                      4,527,546
   EMC Corporation Stock Fund                                      67,487                      1,266,735
                                                                                               ---------
                                                                                             191,539,653
                                                                                             -----------
Participant Notes Receivable                                                                   4,539,226
                                                                                               ---------
                                                                                             206,609,816
                                                                                             ===========

                                EMC CORPORATION
                               401(K) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 4 - INVESTMENTS (continued)
--------------------------------

                                                       Number of         Fair Value
                                                         Shares       December 31, 1997
                                                       ---------      -----------------
Investment at Fair Value:
  Fidelity Managed Income Portfolio Fund                                   8,737,070
                                                                         -----------
Investments at Fair Value as Determined
  By Quoted Market Price:
  Fidelity Mutual Funds:
     Magellan Fund                                       454,948          43,342,966
     Puritan Fund                                        928,589          17,996,065
     Equity Income Fund                                  467,992          24,527,485
     Retirement Money Market Fund                      5,933,099           5,933,100
     Retirement Growth Fund                              680,550          11,467,279
     Equity Income II Fund                               738,689          19,952,003
  Brandywine Growth Fund                                      10                 324
  American Funds: Washington Mutual Fund                      11                 346
                                                                         -----------
                                                                         123,219,568
                                                                         -----------
Participant Notes Receivable                                               3,230,904
                                                                         -----------
                                                                         135,187,542
                                                                         ===========

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value during the years as follows:

Investments at Fair Value as Determined
  By Quoted Market Price:                                       1998           1997
                                                                ----           ----
  Fidelity Mutual Funds:
     Magellan Fund                                          12,634,647      5,605,587
     Puritan Fund                                              867,663      1,576,067
     Equity Income Fund                                      1,533,190      3,656,562
     Retirement Growth Fund                                  2,528,406       (440,510)
     Equity Income II Fund                                   2,347,437      1,742,184
  Brandywine Growth Fund                                        (8,431)           (14)
  American Funds:
     Washington Mutual Fund                                     38,727             (7)
     Europacific Growth Fund                                    14,480              0
  Pimco Total Return Adm Fund                                  (27,675)             0
  Franklin Small Cap Growth Fund                               (54,243)             0
  Templeton Foreign A Fund                                     (83,988)             0
  Vanguard U.S. Growth Fund                                    505,541              0
  Conservative Fund                                             17,557              0
  Moderate Fund                                                 68,120              0
  Aggressive Fund                                              254,309              0
  Spartan U.S. Equity Index Fund                               518,278              0
  EMC Corporation Stock Fund                                   378,498              0
                                                            ----------     ----------
                                                            21,532,516     12,139,869
                                                            ==========     ==========

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                        NOTES TO FINANCIAL STATEMENTS
                          DECEMBER 31, 1998 AND 1997


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
------------------------------------------------------------

The following is a reconciliation of investment income per the financial statements to earnings on investments on Form 5500 for the year ended December 31, 1998:

Net appreciation in fair value of investments per the financial statements           21,532,516
     Add:     Interest and dividend income                                           12,969,232
                                                                                     ----------
              Subtotal                                                               34,501,748
     Less:    Interest income on Money Market Funds                                    (336,828)
              Interest income on Common Collective Trust                               (527,931)
              Interest income on Participant Notes Receivable                          (354,626)
              Gain on sale of assets                                                     (2,131)
              Unrealized appreciation of assets                                        (376,367)
                                                                                     ----------

Net investment gain from registered investment entities per Form 5500                32,903,865
                                                                                     ==========

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         LINE 27A - SCHEDULE OF ASSETS
                         HELD FOR INVESTMENT PURPOSES
                           EMPLOYER I.D. #04-2680009
                                PLAN NUMBER 001
                               DECEMBER 31, 1998

       Identity of Issue, Borrower             Description                           Current
         Lessor or Similar Party              of Investment          Cost             Value
-----------------------------------------    ---------------     ------------     -------------
Fidelity Managed Income Portfolio Fund                             10,530,937        10,530,937
                                                                  -----------       -----------

Fidelity Mutual Funds:
   Magellan Fund                                 537,075 shs       52,939,709        64,889,425
   Puritan Fund                                1,144,824 shs       22,247,923        22,976,627
   Equity Income Fund                            502,465 shs       26,636,901        27,911,933
   Retirement Money Market Fund                7,182,063 shs        7,182,063         7,182,063
   Retirement Growth Fund                        871,182 shs       15,772,938        17,867,953
   Equity Income II Fund                         883,136 shs       24,473,813        26,502,922
Brandywine Growth Fund                            35,284 shs        1,072,529         1,068,416
American Funds:
   Washington Mutual Fund                         60,779 shs        1,970,015         2,000,267
   Europacific Growth Fund                        30,078 shs          841,435           854,220
Pimco Total Return Adm Fund                       97,623 shs        1,052,751         1,028,949
Franklin Small Cap Growth Fund                   111,211 shs        2,518,487         2,510,045
Templeton Foreign A Fund                          63,456 shs          613,937           532,404
Vanguard U.S. Growth Fund                        177,099 shs        6,124,514         6,639,457
Conservative Fund                                 43,393 shs          467,141           485,136
Moderate Fund                                     84,252 shs          910,355           978,175
Aggressive Fund                                  193,923 shs        2,080,585         2,317,380
Spartan U.S. Equity Index Fund                   102,992 shs        4,023,824         4,527,546
EMC Corporation Stock Fund                        67,487 shs          890,368         1,266,735
                                                                  -----------       -----------
                                                                  171,819,288       191,539,653
                                                                  -----------       -----------
Participant Notes Receivable                   8.75% - 10.0%                0         4,539,226
                                                                  -----------       -----------
                                                                  182,350,225       206,609,816
                                                                  ===========       ===========

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                         LINE 27A - SCHEDULE OF ASSETS
                        HELD FOR INVESTMENT PURPOSES
                           EMPLOYER I.D. #04-2680009
                                PLAN NUMBER 001
                               DECEMBER 31, 1997

      Identity of Issue, Borrower              Description                            Current
        Lessor or Similar Party               of Investment            Cost            Value
--------------------------------------       ---------------       -----------      -----------
Fidelity Managed Income Portfolio Fund                               8,737,070        8,737,070
                                                                   -----------      -----------

Fidelity Mutual Funds:
   Magellan Fund                                 454,948 shs        38,118,810       43,342,966
   Puritan Fund                                  928,589 shs        16,565,829       17,996,065
   Equity Income Fund                            467,992 shs        21,145,479       24,527,485
   Retirement Money Market Fund                5,933,099 shs         5,933,100        5,933,100
   Retirement Growth Fund                        680,550 shs        12,127,868       11,467,279
   Equity Income II Fund                         738,689 shs        18,480,551       19,952,003
Brandywine Growth Fund                                10 shs               338              324
American Funds: Washington Mutual Fund                11 shs               353              346
                                                                   -----------      -----------
                                                                   112,372,328      123,219,568
                                                                   -----------      -----------
Participant Notes Receivable                    9.0% - 15.0%                 0        3,230,904
                                                                   -----------      -----------
                                                                   121,109,398      135,187,542
                                                                   ===========      ===========

                               EMC CORPORATION
                             401(K) SAVINGS PLAN
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                          EMPLOYER I.D. #04-2680009
                               PLAN NUMBER 001
                               DECEMBER 31, 1998

                                                                           Cost
                                             Purchase       Selling         of            Net
          Description of Asset                 Price         Price         Asset         Gain
-----------------------------------------   -----------   -----------   -----------   -----------
Fidelity Managed Income Portfolio Fund        4,640,826     3,374,890     3,374,890             0

Fidelity Mutual Funds:

   Magellan Fund                             14,383,089     8,373,080     7,688,149       684,931

   Puritan Fund                               5,424,731     3,598,649     3,459,690       138,959

   Equity Income Fund                         6,728,312     6,449,639     6,191,481       258,158

   Retirement Money Market Fund               4,761,001     3,849,208     3,849,208             0

   Retirement Growth Fund                     5,917,710     3,828,492     3,395,101       433,391

   Equity Income II Fund                      7,184,405     5,372,638     5,054,310       318,328

                                EMC CORPORATION
                              401(K) SAVINGS PLAN
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                           EMPLOYER I.D. #04-2680009
                                PLAN NUMBER 001
                               DECEMBER 31, 1997

                                                                                          Cost
                                                        Purchase         Selling           of              Net
          Description of Asset                           Price            Price           Asset            Gain
---------------------------------------              --------------    ------------    ------------     ----------
Fidelity Managed Income Portfolio Fund                  2,992,582        2,363,355       2,363,355               0

Fidelity Mutual Funds:

    Magellan Fund                                       9,972,221        4,853,681       4,472,249         381,432

    Puritan Fund                                        4,957,265        1,723,349       1,577,518         145,831

    Equity Income Fund                                  8,707,153        1,974,963       1,700,407         274,556

    Retirement Money Market Fund                        3,645,102        2,757,449       2,757,449               0

    Retirement Growth Fund                              4,297,645        2,423,065       2,202,985         220,080

    Equity Income II Fund                               6,883,303        2,853,738       2,583,008         270,730